EXHIBIT 21.1

List of Subsidiaries of Wenyuan Group Corp.

Name of Subsidiary	Jurisdiction of Organization
Hangzhou Wenyuan Enterprise Management Co., Ltd. (FKA: Hangzhou Longwen Enterprise Management Co., Ltd.)	People’s Republic of China
Hangzhou Wenyuan Art and Culture Co., Ltd (FKA: Hangzhou Yusu Trading Co., Ltd.)	People’s Republic of China
Hangzhou Wenyuan Internet Technology Co., Ltd. (FKA: Huzhou Wohong Fishery Co., Ltd.)	People’s Republic of China